

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 24, 2015

Via E-Mail
Robert P. Rozek
Chief Financial Officer
Korn Ferry International
1900 Avenue of the Stars, Suite 2600
Los Angeles, CA   90067

       Re: Korn Ferry International
          Form 10-K for the Fiscal Year Ended April 30, 2014
          Filed June 27, 2014
          File No. 001-14505

Dear Mr. Rozek:

       We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                            Sincerely,

                            /s/ Jennifer Monick

                            Jennifer Monick
                            Senior Staff Accountant